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UNITED STATES
[TIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-52256

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___01/01/04___ AND ENDING ___12/31/04___
                                        MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Marathon Capital Markets, Inc.

OFFICIAL USE ONLY
FIRM ID NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2801 Lakeside Drive
_____(No. and Street)_____

Bannockburn   IL   60015
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Howard Spindel   212-509-7800
                                                    (Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Altschuler, Melvoin and Glasser LLP
(Name – if individual, state last, first, middle name)

One South Wacker Drive	Chicago	IL	60606-3392
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☑ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions

PROCESSED

MAR 23 2005

THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).



SEC 1410 (06-02)



OATH OR AFFIRMATION

I, Robert Braasch, affirm that, to the best of my knowledge and belief, the accompanying statement of financial condition pertaining to the firm of Marathon Capital Markets, Inc., as of December 31, 2004, is true and correct. I further affirm that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

_____

_____

_____

Sworn and subscribed to me on the

25th day of _February 2005_

_____
Notary Public

OFFICIAL SEAL
NANCY J SIMENSON
NOTARY PUBLIC, STATE OF ILLINOIS
My Commission Expires 3-26-2005

_____
Signature

Secretary / Treasurer
_____
Title

This report** contains (check all applicable boxes):

☑ (a) Facing Page.
☑ (b) Statement of Financial Condition.
☐ (c) Statement of Income (Loss).
☐ (d) Statement of Cash Flows.
☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
☐ (g) Computation of Net Capital.
☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
☐ (k) A Reconciliation between the audited and unaudited Statement of Financial Condition with respect to methods of consolidation.
☑ (l) An Oath or Affirmation.
☐ (m) A copy of the SIPC Supplemental Report.
☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
☐ (o) Independent Auditors' Report on Internal Control.

**For conditions of confidential treatment of certain portions of this filing, see Section 240.17a-5(e)(3).

Marathon Capital Markets, Inc.
Table of Contents
December 31, 2004



Altschuler, Melvoin and Glasser LLP
Certified Public Accountants and Consultants

Independent Auditors' Report

Board of Directors of
Marathon Capital Markets, Inc.

We have audited the accompanying statement of financial condition of Marathon Capital Markets, Inc. as of December 31, 2004 that you are filing pursuant to Rule 17a-5 of the Securities and Exchange Commission. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Marathon Capital Markets, Inc. as of December 31, 2004 in conformity with U.S. generally accepted accounting principles.

Chicago, Illinois
February 21, 2005

Marathon Capital Markets, Inc.
Statement of Financial Condition
December 31, 2004

Assets

Cash	$	523,691
Certificate of deposit		121,523
Receivables		
Investment banking fees		100,142
Reimbursable costs		17,962
Total assets	$	763,318

Liabilities and Stockholder's Equity

Liabilities		
Due to Parent	$	240,212
Total stockholder's equity		523,106
Total liabilities and stockholder's equity	$	763,318

See accompanying notes.

Note 1 Nature of Operations and Significant Accounting Policies

Nature of Operations—Marathon Capital Markets, Inc. (the "Company") was organized in the State of New York and is a wholly owned subsidiary of Marathon Capital, LLC (the "Parent"). Ownership of the Company transferred to the Parent in September 2004.

The Company is a registered broker-dealer under the Securities Exchange Act of 1934 and a member of the National Association of Securities Dealers, Inc. ("NASD"). The Company's activities include investment banking and related advisory services, primarily involving private placement offerings, and retail brokerage services. The Company clears retail transactions on a fully-disclosed basis through another broker-dealer.

Effective January 3, 2005, the Company relocated most of its operations from New York, New York to Bannockburn, Illinois.

Use of Estimates—The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Revenue Recognition—Investment banking fees and related expenses are recognized at the time the offering is substantially complete and the income is reasonably determinable. Advisory fees and related expenses are recorded on an accrual basis as services are provided. Commissions earned and recorded on trade date.

Income Taxes—The Company is included in the consolidated corporate Federal, state and local income tax returns of the Parent. Under an informal tax sharing agreement, the Company computes a provision or benefit for income taxes, and the resulting payable to or receivable from the Parent, as though the Company files a separate return.

Deferred income taxes are recorded to reflect the effects of differences in the recognition of income and expense for financial reporting and tax reporting purposes.

Note 2 Certificate of Deposit

The certificate of deposit matures on February 20, 2005, and earns interest at 2.33 percent. Subsequent to December 31, 2004, the certificate of deposit was renewed to mature on February 20, 2006 with an interest rate of 2.64 percent.

Note 3 Major Customer

One customer represented approximately 39 percent of total revenue earned for the year ended December 31, 2004.

Note 4   Income Taxes

At December 31, 2004, the Company has available net operating loss carryforwards of approximately $58,000, which expire between 2016 and 2022. Utilization of these net operating loss carryforwards in the consolidated corporate tax returns of the Parent is limited in future periods as they arose prior to the 2004 acquisition by the Parent. The Company has a deferred tax asset of approximately $20,000 arising from these net operating loss carryforwards, which is fully reserved because realization is not assured.

Note 5   Related-Party Transactions

The Company has entered into a management agreement with its Parent whereby, for a monthly fee the Parent provides, among other things, office space and administrative support. At December 31, 2004, due to Parent includes $209,100 for income taxes payable and $31,102 for management fees payable.

Note 6   Off-Balance-Sheet and Concentration of Credit Risk

Off-Balance-Sheet Risk—Customer securities transactions are introduced to and cleared through another broker-dealer on a fully disclosed basis. Under the terms of its clearing agreement, the Company is required to guarantee the performance of its customers in meeting contracted obligations. In conjunction with the clearing broker, the Company seeks to control the risks associated with its customer activities by requiring customers to maintain collateral in compliance with various regulatory and internal guidelines. Compliance with the various guidelines is monitored daily and customers may be required to deposit additional collateral, or reduce positions, where necessary.

Concentration of Credit Risk—The Company maintains its cash in a bank account that, at times, may exceed federally insured limits. The Company has not experienced any losses in this account. Management believes the Company is not exposed to any significant credit risk on cash.

Note 7   Net Capital Requirements

The Company is subject to the Securities Exchange Commission Uniform Net Capital Rule (Rule 15c3-1). Under this rule, the Company is required to maintain "net capital" of 6-2/3 percent of "aggregate indebtedness" or $100,000, whichever is greater, as these terms are defined. Net capital and aggregate indebtedness change from day to day, but as of December 31, 2004, the Company had net capital and net capital requirements of approximately $405,000 and $100,000, respectively. The net capital rule may effectively restrict the payment of cash distributions.